Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in registration statements (Form S-8 No. 333-192946 and No. 333-234536) pertaining to Perrigo Company of our report dated June 23, 2026, relating to the statement of net assets available for benefits of Perrigo Company Profit-Sharing and Investment Plan as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related December 31, 2025 supplemental schedule of assets (held at end of year), included in this Annual Report on Form 11-K of Perrigo Company Profit-Sharing and Investment Plan for the year ended December 31, 2025.

/s/ Rehmann Robson
REHMANN ROBSON LLC

Grand Rapids, Michigan
June 23, 2026